Mail Stop 4561
Via fax: 86 10 59137800

June 24, 2009

Remington Hu
Chief Financial Officer
Yucheng Technologies Limited
3F Tower B, Beijing Financial Trust Building
Anding Road, Chao Yang District
Beijing 100029, P.R. China

     Re: **Yucheng Technologies Limited**
                 Form 20-F for the Fiscal Year Ended December 31, 2007
                 Filed May 5, 2008
                 File no. 1-33134

Dear Mr. Hu:

     We have completed our review of your Form 20-F and have no further comments at this time on the specific issues raised.

                                   Sincerely,

                                   Kathleen Collins
                                   Accounting Branch Chief

cc: Andrew Hudders
   Golenbock, Eiseman, Assor, Bell & Peskoe, LP
   Fax: (212) 754-0330